Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750
October 5, 2010
VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Emmis Communications Corporation
Form 10-K for the Year Ended February 28, 2010, as Amended, Filed May 7, 2010
File No. 0-23264
Dear Mr. Spirgel:
I am writing in response to the comments of the Staff contained in the Staff’s letter to Patrick Walsh, the Chief Financial Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated September 21, 2010 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K.
Set forth below are the Staff’s comments conveyed in the Comment Letter and the Company’s responses thereto.
c) Local Programming and Marketing Agreement Fees, page 60
1.
Addressing paragraphs 25-38 of ASC 810-10-25 tell us in detail how you concluded that you should continue consolidating KMVN-FM, in view of the Put and Call Agreements entered with a subsidiary of Grupo Radio Centro in connection with the LMA Agreement.

Response to Comment 1
Pursuant to the LMA Agreement entered into with Grupo Radio Centro (Grupo), Emmis agreed to make available to Grupo a substantial portion of the programming capacity of KMVN-FM. In connection with this agreement, as is typical for most LMA agreements, Grupo assumed responsibility for developing on-air content, selling advertising spots and collecting accounts receivable from customers, among other activities associated with programming a station. In exchange, Grupo agreed to pay Emmis an annual fee of $7 million. Subsequent to entering into the LMA Agreement, Emmis recognizes the LMA fee as revenue, which represents substantially all of the profit and loss activity related to KMVN recognized by the Company in the consolidated financial statements. In other words, Emmis does not recognize advertising revenues or programming expenses since those activities are performed by a subsidiary of Grupo pursuant to the LMA Agreement. Emmis also does not record any accounts receivable or other working capital balance sheet activity related to the programming of this station as those account balances are recorded by the subsidiary of Grupo.

The Company’s consolidated balance sheet at February 28, 2010 contained certain consolidated assets related to KMVN, substantially all of which was represented by the FCC license for this station. This FCC license is held by a wholly-owned subsidiary of Emmis (KMVN License, LLC). The Company’s conclusion to consolidate these assets was determined pursuant to a review of the variable interest guidance included within ASC 810-10. The Company concluded that the put/call arrangement held between Grupo and KMVN License, LLC provided Grupo with a variable interest in KMVN License, LLC pursuant to paragraphs 25-38 of ASC 810-10-25. Additionally, the Company concluded that the existence of the put/call features created scenarios whereby Emmis, as the holder of the equity of KMVN License, LLC (i.e., the equity investment at risk), could be protected from its obligation to absorb expected losses or capped as to its right to receive expected returns with respect to this entity. As a result, we concluded that KMVN License, LLC is a variable interest entity (VIE). This entity holds no other assets or liabilities.
In analyzing the primary beneficiary of the VIE, we determined that Emmis and Grupo were considered related parties pursuant to ASC 810-10-25-43(d) as Emmis cannot sell, transfer, or encumber its equity interest in the VIE without the approval of Grupo. The Company then undertook a detailed analysis of the provisions of ASC 810-10-25-44 to determine whether Emmis or Grupo was more closely associated with the VIE. While no one factor is determinative, we believe the relationship, significance, purpose and design of KMVN License, LLC points to Emmis consolidating the VIE. In that regard, we considered the following:
•	Emmis designed the VIE.
•
Emmis retains ultimate responsibility for compliance with FCC rules and regulations. The FCC places on Emmis the obligation to ensure the programming developed by Grupo does not violate such rules and regulations. The FCC does not recognize Grupo as a party associated with or accountable for adhering to the responsibilities associated with holding a FCC broadcasting license. The rights afforded to Grupo are similar to those afforded to a lessee.

•
Emmis operates numerous radio stations in major markets throughout the United States, including another station in Los Angeles, and previously programmed KMVN. The Company is an experienced operator and familiar with the stringent guidelines imposed by the FCC on license operators. Grupo, on the other hand, is a foreign-based company that has no other radio operations in the United States and is ineligible to hold a FCC license under the FCC’s foreign ownership rules.

•
Based upon the Company’s understanding of Grupo’s financial condition and operations, Emmis operates with considerably more financial leverage making it significantly more reliant on the financial output of the VIE.

•
The exercise of the put/call feature is predicated upon Grupo’s compliance with the FCC’s license ownership rules. Such rules prohibit foreign persons and foreign-controlled entities from holding more than a 25% ownership interest in a FCC license. Thus, at the time the Company and Grupo entered into this arrangement, Grupo was ineligible to hold a FCC license due to foreign ownership restrictions. Grupo remains ineligible to this day. The ability of Grupo to overcome these restrictions was, and still is, in question. If Grupo is unable to overcome these restrictions, it will be in breach of the contract and Emmis intends to pursue legal remedies. However, due to the ownership restrictions, these remedies will likely consist of monetary damages and not specific performance. As a result, the Company believes Emmis remains primarily obligated to absorb expected losses of the VIE.

Based upon the foregoing, Emmis concluded that it is the primary beneficiary of the VIE, and therefore, the Company continued to consolidate the KMVN FCC license subsequent to entering into the LMA and Put and Call Agreements with Grupo.

March 3, 2009 Credit Agreement Amendment, page 74
2.
Tell us how you determined the purchase price for tenders of the Tranche B Term Loan at an amount less than par. Tell us if the lenders received any consideration in connection with the reduced bid prices.

Response to Comment 2
On March 3, 2009, the Company entered into the First Amendment and Consent to Amended and Restated Revolving Credit and Term Loan Agreement (filed on Form 8-K on March 6, 2009). This amendment allowed the Company to purchase up to $50 million of its Tranche B Term Loans at a price below par via Dutch Auction tenders. Because the Company was not amending any of the financial covenants contained in its credit facility, the cost to the Company of obtaining the amendment was nominal. The procedures for conducting the Dutch Auction tenders were outlined in the amendment and the Company was required to follow these procedures for the tenders to be valid. Lender participation in any tender was voluntary. The Company conducted a series of four Dutch Auction tenders in the spring of 2009. The table below summarizes each tender:

		Offer Range	Face Amount of	Face Amount of
	Offer Amount	(% of par)	Debt Tendered	Debt Purchased	Cash Paid	% of Par
Tender #1	$45,000,000	45% - 55%	$34,321,007	$34,321,007	$18,876,554	55%
Tender #2	10,000,000	55% - 60%	33,892,711	18,181,818	10,000,000	55%
Tender #3	10,000,000	55% - 60%	21,204,688	16,666,667	10,000,000	60%
Tender #4	7,032,500	55% - 62.5%	9,369,621	9,369,621	5,809,165	62%

Totals				$78,539,113	$44,685,719	57%

The only consideration received by participating lenders was the amount of cash paid to them to redeem the debt tendered.
Valuation of Indefinite-lived Broadcasting Licenses, page 83
3.
Addressing ASC Topic 805-20-S99-3, describe for us in more detail the valuation method you used to isolate the cash flows associated with your FCC licenses. Tell us how this method “strictly values the FCC licenses.”

Response to Comment 3
The Company concurs with the SEC Staff that the residual method does not comply with the requirements of Topic 805. Furthermore, the Company does not believe it is appropriate to rely on a residual method when conducting impairment testing pursuant to the provisions of Topic 350. Therefore, the Company utilizes a direct value method to determine the fair value of its FCC licenses. We estimate the value of our licenses through a discounted cash flow analysis, which is an income valuation approach. We discuss our methodology in detail below. A basic assumption in our valuation methodology is that each of our units of accounting operating pursuant to a FCC license is commencing operations as of the date of the valuation (i.e., the only asset we own is the FCC license that is signing on-the-air for the first time). We assume the competitive situation of the market remains unchanged as of the valuation date, other than our unit of accounting beginning operations. In doing so, we believe we extract the value of going concern and any other assets acquired, enabling us to strictly value the FCC license.
In estimating the value of a FCC license, we begin with market revenue projections. Assumptions are then made about the unit of accounting’s future audience shares and revenue shares in order to project the unit of accounting’s future revenues. Future operating expenses are then projected and operating profits derived. By combining these operating profits with depreciation, taxes, additions to working capital, and capital expenditures, net free cash flows were projected. The net free cash flows were discounted using an appropriate after-tax average weighted cost of capital. The discounted net free cash flows were then summed. For net free cash flows beyond the projection period, a perpetuity value was estimated and discounted to present value, as of the valuation date.

4.
We note that you took a significant license impairment charge during your 2010 fiscal year. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the license impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response to Comment 4
During our fiscal year ended February 28, 2010, we recorded impairment charges totaling $174.6 million. Given the significance of this charge, as well as impairment charges of $18.1 million in fiscal 2008 and $373.1 million in fiscal 2009, the Company has made extensive disclosures in its MD&A and in its Notes to Consolidated Financial Statements to inform investors of the factors considered by management as of each valuation date. We have provided tabular disclosure of the key assumptions used in our annual and interim impairment assessments during the three-year period ended February 28, 2010. We also discussed the macro-economic events that have negatively impacted the profitability of operating radio stations and the rationale for using increasingly more conservative inputs in our valuation model. While we disclosed our assumptions for revenue growth rates (all years) and long-term revenue growth rates (years 4-8), in future filings we will discuss our assumptions for near-term economic conditions.
Substantially all of the impairment charges recorded in the three years ended February 28, 2010 relate to our indefinite-lived FCC licenses and goodwill. Since these assets are not amortized under GAAP, the related impairment charges do not impact future operating results. The portion of our impairment charges that relate to definite-lived intangibles is disclosed in Note 9 to our financial statements, as well as the Company’s estimate of amortization expense for each of five succeeding years. Regarding liquidity, all of the impairment charges are noncash and have no impact on our liquidity and debt covenant compliance. We will note this in our discussion of liquidity in our upcoming Form 10-Q for the quarter ended August 31, 2010.
Due to a stabilization in the economy and a recovery in radio revenues, we do not expect to record impairment charges in the foreseeable future in the size or magnitude of those recorded in the three years ended February 28, 2010. We will include a disclosure in our upcoming Form 10-Q for the quarter ended August 31, 2010 that we do not expect historical operating results to be indicative of future operating results, due to an expectation for significantly lower impairment charges in the foreseeable future.

Additionally, per your request, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (317) 684-6535.

Sincerely,
/s/ Patrick M. Walsh
Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Chief Operating Officer